                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____ )


                           PROFESSIONAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   743112104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         RICHARD J. PERRY JR., ESQUIRE
                              1826 JEFFERSON PLACE
                             WASHINGTON, D.C. 20036
                              TEL: (202) 775-8109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  MAY 1, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box____.

Check the following box if a fee is being paid with this statement.__X__. A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.

 CUSIP NUMBER   743112104                                            PAGE    2      OF  12    PAGES
               ----------                                                 ---------    ------
------------------------------------------------------------------------------------------------------------
     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Financial Institution Partners, L.P. / 52-1899611
------------------------------------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) ____
                                                                                                   (b) ____
------------------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              WC   OO
------------------------------------------------------------------------------------------------------------
     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
------------------------------------------------------------------------------------------------------------
     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------------------------------------
     NUMBER OF            6.      SOLE VOTING POWER
       SHARES                     0 SHARES
                        ------------------------------------------------------------------------------------
      OWNED BY            7.      SHARED VOTING POWER
        EACH                      0 SHARES
                        ------------------------------------------------------------------------------------
      REPORTING           8.      SOLE DISPOSITIVE POWER
       PERSON                     0 SHARES
                        ------------------------------------------------------------------------------------
        WITH              9.      SHARED DISPOSITIVE POWER
                                  0 SHARES
------------------------------------------------------------------------------------------------------------
 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0 SHARES
------------------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                      NO
------------------------------------------------------------------------------------------------------------
 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      0%
------------------------------------------------------------------------------------------------------------
 13.                  TYPE OF REPORTING PERSON

                      PN
------------------------------------------------------------------------------------------------------------

 CUSIP NUMBER   743112104                                            PAGE    3      OF  12    PAGES
               ----------                                                 ---------    ------
------------------------------------------------------------------------------------------------------------
     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Hovde Capital, Inc./52-1891904
------------------------------------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) ____
                                                                                                   (b) ____
------------------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              AF
------------------------------------------------------------------------------------------------------------
     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
------------------------------------------------------------------------------------------------------------
     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------------------------------------
     NUMBER OF            6.      SOLE VOTING POWER
       SHARES                     0 SHARES
                        ------------------------------------------------------------------------------------
      OWNED BY            7.      SHARED VOTING POWER
        EACH                      0 SHARES
                        ------------------------------------------------------------------------------------
      REPORTING           8.      SOLE DISPOSITIVE POWER
       PERSON
                        ------------------------------------------------------------------------------------
        WITH              9.      SHARED DISPOSITIVE POWER
                                  0 SHARES
------------------------------------------------------------------------------------------------------------
 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0 SHARES
------------------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                      NO
------------------------------------------------------------------------------------------------------------
 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      0%
------------------------------------------------------------------------------------------------------------
 13.                  TYPE OF REPORTING PERSON

                      CO
------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, par value $0.008 per share (the "Shares"), of Professional Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 606 Broadway, Santa Monica CA 90401.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership") and Hovde Capital, Inc., who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware general business corporation, is the general partner (the "General Partner") of the Limited Partnership.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

         None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

         (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)(b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of September 22, 1997 information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 1,343,048 Shares outstanding as of that date) as to each of the Reporting Persons.

         (c)  None.

         (d)  None.

         (e)  Not applicable.

         Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit A- Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)

                                   Signatures



         After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                FINANCIAL INSTITUTION PARTNERS,
                                L.P., by its General Partner,
                                HOVDE CAPITAL, INC.


                                      /s/   Eric D. Hovde
                                ---------------------------
                       By:      Eric D. Hovde
                       Its:     President



                                HOVDE CAPITAL, INC.


                                     /s/  Eric D. Hovde
                                -----------------------------------
                       By:      Eric D. Hovde
                       Its:     President






Dated:     9/22/97
       -------------------

                                   SCHEDULE 1

INFORMATION RELATING TO REPORTING PERSONS

                                                            PRINCIPAL BUSINESS AND
                                                            ADDRESS OF PRINCIPAL BUSINESS
         NAME                                               OR PRINCIPAL OFFICE
         ----                                               -----------------------------
Financial Institution Partners, L.P.                        Limited partnership formed to make investments primarily
                                                            in equity securities of financial institutions
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Organized: State of Delaware

Hovde Capital, Inc.                                         General business corporation formed to serve as the
                                                            general partner of the Limited Partnership
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated: State of Delaware


          INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS
          --------------------------------------------------------------------------------
    NAME                                  PRINCIPAL OCCUPATION
  ADDRESS                                   BUSINESS ADDRESS                        CITIZENSHIP
------------                            -----------------------                ---------------------
Steven D. Hovde                         Investment banker                               U.S.
1629 Colonial Parkway                   Hovde Financial, Inc.
Inverness, Illinois 60067               1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Investment banking firm

Eric D. Hovde                           Investment banker
1826 Jefferson Place, N.W.              Hovde Financial, Inc.                           U.S.
Washington, D. C.  20036                1826 Jefferson Place, N.W.
                                        Washington, D. C.  20036
                                        Investment banking firm

Braddock J. LaGrua                      Investment banker
1826 Jefferson Place, N.W.              Hovde Financial, Inc.                           U.S.
Washington, D. C.  20036                1826 Jefferson Place, N.W.
                                        Washington, D. C.  20036
                                        Investment banking firm

                                   SCHEDULE 2

         The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.



                                                            AMOUNT
                              TOTAL                         ORIGINALLY FINANCED/         SOURCE OF
NAME                          CONSIDERATION                 CURRENT BALANCE              FUNDS*
----                          -------------                 ---------------              ------------
Financial Institution         $885,334.68/                  $442,667.34/                 Working Capital/
Partners, L.P.                $0.00                         $0.00                        Line of Credit

Hovde Capital, Inc.           $885,334.68/                  $442,667.34/                 Working Capital/
                              $0.00                         $0.00                        Line of Credit of
                                                                                         Affiliate

                                                            .





------------------------------------------

* $442,667.34 was originally financed through a line of credit with Harris Trust of Chicago at Federal Funds rate +5/8. On July 30, 1997, 82,900 shares were sold to Financial Institution Partners II, L.P. for $1,015,525.00.

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


                                                             APPROXIMATE
NAME                             NUMBER OF SHARES             PERCENTAGE
----                             ----------------           --------------
Financial Institution                   0(1)                      0%
Partners, L.P.

Hovde Capital, Inc.                     0(1)                      0%

(1) On May 1, 1997, the Limited Partnership purchased 2,100 Shares, resulting in beneficial ownership of 5.08%; on July 7, 1997, The Limited Partnership purchased 3,700 Shares, resulting in beneficial ownership of 6.17%. Due to a change in personnel, the Reporting Persons inadvertantly failed to file a
Schedule 13D to report the May 1, 1997 event as well as an amendment to reflect the July 7, 1997 change in beneficial ownership. On July 30, 1997, the
Limited Partnership sold 82,900 shares representing 6.17% of the Issuer's issued at outstanding shares.

                                   SCHEDULE 4


DESCRIPTION OF TRANSACTIONS IN SHARES EFFECTED WITHIN 60 DAYS

The reporting persons effected the following transactions in the Shares within sixty (60) days of September 22, 1997.

  TRANSACTION             AMOUNT OF                TRANSACTION                                    TRANSACTION
      DATE                  SHARES                    PRICE                 BROKER                    TYPE
---------------         ---------------         ----------------       ---------------            -------------
7/30/97                       82,900                $12.25              Not Applicable*              Sell





---------------------------------------
        * On July 30, 1997, Financial Institution Partners, L.P. sold its entire position in the Issuer's Shares.

                                 EXHIBIT INDEX


                                                                                                 Page
Exhibit A         Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)14                  12

                                                                       EXHIBIT A


          Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)


        Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.


                        FINANCIAL INSTITUTION PARTNERS, L.P.,
                        by its General Partner, HOVDE CAPITAL, INC.

                        By:   /s/ Eric D. Hovde
                             -------------------------------------
                        Its: President


                        HOVDE CAPITAL, INC.

                        By:   /s/ Eric D. Hovde
                             --------------------
                        Its: President